                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)



             UNITED TRUST GROUP, INC. (FORMERLY, UNITED TRUST, INC.)
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    913111209
                                 (CUSIP Number)

                                   Jill Martin
                          First Southern Bancorp, Inc.
                P.O. Box 328, Stanford, KY. 40484 (606 365-3555)


                                 March 28, 2000
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 913111209             13D                          Page 2 of 30 Pages
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Funding, LLC
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
--------------------------------------------------------------------------------
3              SEC USE ONLY
--------------------------------------------------------------------------------
4              SOURCE OF FUNDS
               WC, BK
--------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                          1,122,396*
SHARES         --------------------------------------------------
BENEFICIALLY                8    SHARED VOTING POWER
OWNED BY                           0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                             1,122,396*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                   0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             1,122,396*
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)
             [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             28.3%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209           13D                            Page 3 of 30 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Bancorp, Inc.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              WC, BK
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                          330,625*
SHARES         --------------------------------------------------
BENEFICIALLY                8    SHARED VOTING POWER
OWNED BY                           0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                             330,625*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                   0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             330,625*
--------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)
             [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             7.9%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             HC
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209            13D                           Page 4 of 30 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Jesse T. Correll
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             AF, OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                          112,704*
SHARES         --------------------------------------------------
BENEFICIALLY                8    SHARED VOTING POWER
OWNED BY                           See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                             112,704*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                   See response to Item 5
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             See response to Item 5
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
             [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             See response to Item 5
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             IN

CUSIP No. 913111209             13D                          Page 5 of 30 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Capital Corp., LLC
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              WC
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                           183,033*
SHARES         --------------------------------------------------
BENEFICIALLY                8    SHARED VOTING POWER
OWNED BY                            0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                             183,033*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                   0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             183,033*
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
             [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             4.6%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209            13D                           Page 6 of 30 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             First Southern Investments, LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [X]
             (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              WC
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                          23,135*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                           0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                             23,135*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                   0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             23,135*
--------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)
             [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0.6%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 913111209          13D                             Page 7 of 30 Pages
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Ward F. Correll
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
--------------------------------------------------------------------------------
3              SEC USE ONLY
--------------------------------------------------------------------------------
4              SOURCE OF FUNDS
               AF
--------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                          0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                           See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                             0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                   See response to Item 5
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             See response to Item 5
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)
             [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             See response to Item 5
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

CUSIP No. 913111209          13D                             Page 8 of 30 Pages
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               WCorrell, Limited Partnership
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [X]
               (b)  [ ]
--------------------------------------------------------------------------------
3              SEC USE ONLY
--------------------------------------------------------------------------------
4              SOURCE OF FUNDS
               OO
--------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                          72,750*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                           *
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                             72,750*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                   *
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             72,750*
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)
             [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             1.8%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209           13D                            Page 9 of 30 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Cumberland Lake Shell, Inc.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                          98,523*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                           *
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                             98,523*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                   *
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             98,523*
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)
             [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             2.5%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 913111209            13D                          Page 10 of 30 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Dyscim Holding Co., Inc.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [X]
              (b)  [ ]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                          138,545*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                           *
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                             138,545*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                   *
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             138,545*
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)
             [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             3.5%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------

*  See response to Item 5

                                Explanatory Note

         With this amendment, the reporting persons are updating the disclosures in the text of Items 2, 3, 4 and 5 and Exhibit F (relating to Item 2) of this Report to reflect recent purchases of common stock of United Trust Group, Inc. ("UTI"), changes in management of UTI and its subsidiaries, and the intention of First Southern Bancorp, Inc. to elect the status of a financial holding company in order to acquire additional shares of UTI upon conversion of the convertible note it holds.

ITEM 1.  SECURITY AND ISSUER

         Not amended.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons reporting on this Schedule 13D are Jesse T. Correll, First Southern Bancorp, Inc., First Southern Funding, LLC, First Southern Capital Corp., LLC and First Southern Investments, LLC, Ward F. Correll, WCorrell,
Limited Partnership, Cumberland Lake Shell, Inc. and Dyscim Holding Co., Inc. (individually, each is referred to as a Reporting Person and collectively, the Reporting Persons). The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:

JESSE T. CORRELL

          (a) The name of this Reporting Person is Jesse T. Correll ("Mr. Correll").

          (b) The business address of Mr. Correll is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (c) Mr. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                  President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (d) During the last five years, Mr. Correll has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Correll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                       11 of 30

          (f)     Mr. Correll is a citizen of the United States.

FIRST SOUTHERN BANCORP, INC. (FSBI) (a Kentucky corporation)

          (a)     The name of this Reporting Person is First Southern Bancorp,
                  Inc.

          (b)     The state of organization of FSBI is Kentucky.

          (c) The principal business of FSBI is a bank holding company. The address of the principal office of FSBI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (d) During the last five years, FSBI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, FSBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          A list of the directors, executive officers and controlling persons of FSBI, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

                  All of the directors, executive officers and controlling persons of FSBI are citizens of the United States and during the last five years, none of these directors or executive officers or controlling shareholders
(i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN FUNDING, LLC (FSF) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Funding, LLC. First Southern Funding, LLC is the successor by merger to First Southern Funding, Inc. Effective as of December 31, 1998, First Southern Funding, Inc. merged into First Southern Funding, LLC, with First Southern Funding, LLC as the surviving entity in the merger.

         (b)      The state of organization of FSF is Kentucky.


                                       12 of 30

         (c) The principal business of FSF is investments. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSF has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSF was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSF was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   A list of the managers, executive officers and controlling persons of FSF, including information about their principal business addresses and principal occupations, is filed in Exhibit F and incorporated herein by reference.

                  Each of the managers, executive officers and controlling persons of FSF is a citizen of the United States and during the last five years, such individual (i) has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN CAPITAL CORP., LLC (FSC) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Capital Corp., LLC.

         (b)      The state of organization of FSC is Kentucky.

         (c) The principal business of FSC is an investment company. The address of the principal office of FSC is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Managers and Controlling Persons of FSC:

                                       13 of 30

                   A list of the managers of FSC, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

                  The managers of FSC are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN INVESTMENTS, LLC (FSI) (a Kentucky limited liability company)

         (a)      The name of this Reporting Person is First Southern
                  Investments,  LLC.

         (b)      The state of organization of FSI is Kentucky.

         (c) The principal business of FSI is an investment company. The address of the principal office of FSI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Executive Officer of FSI:

Name and Offices            Present Principal               Occupation or
HELD WITH FSI               BUSINESS ADDRESS                 EMPLOYMENT

Randall L. Attkisson        P.O. Box 328               Vice President, Treasurer
 President                  99 Lancaster Street        and Director of First
                            Stanford, KY 40484         Southern Bancorp, Inc.
                                                       (Bank holding company)

         A list of the members of FSI is filed as Exhibit F to this Report and is incorporated herein by reference.

                                       14 of 30

          Mr. Attkisson and the members of FSI identified on Exhibit F are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

WARD F. CORRELL

          (a)     The name of this Reporting Person is Ward F. Correll.

          (b) The business address of Ward F. Correll is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

          (c) Ward F. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                  Controlling shareholder, Cumberland Lake Shell, Inc. (gasoline wholesaler), P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

          (d)     During  the  last  five  years,  Ward F. Correll has not  been
                  convicted  of  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

          (e) During the last five years, Ward F. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ward F. Correll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)     Ward F. Correll is a citizen of the United States.


WCORRELL, LIMITED PARTNERSHIP (a Kentucky limited partnership)

          (a)     The name of this Reporting Person is WCorrell, Limited
                  Partnership.

          (b)     The state of its organization is Kentucky.

          (c)     WCorrell, Limited   Partnership's   principal   business    is
                  investments, and its principal office address is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.



                                       15 of 30

          (d) During the last five years, WCorrell, Limited Partnership has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, WCorrell, Limited Partnership was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CLS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          A list of the general partners of WCorrell, Limited Partnership, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

                  All of the general partners of WCorrell, Limited Partnership are citizens of the United States and during the last five years, none of these general partners (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUMBERLAND LAKE SHELL, INC. (CLS) (a Kentucky corporation)

          (a)     The name of this Reporting Person is Cumberland Lake Shell,
                  Inc.

          (b)     The state of organization of CLS is Kentucky.

          (c) The principal business of CLS is a gasoline wholesaler. The address of the principal office of CLS is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

          (d) During the last five years, CLS has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, CLS was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CLS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          A list of the directors, executive officers and controlling persons of CLS, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.


                                       16 of 30

                  All of the directors, executive officers and controlling persons of CLS are citizens of the United States and during the last five years, none of these directors or executive officers or controlling shareholders (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DYSCIM HOLDING CO., INC. (a Kentucky corporation)

          (a)     The name of this Reporting Person is Dyscim Holding Co., Inc.

          (b)     The state of organization of Dyscim Holding Co., Inc. is
                  Kentucky.

          (c)     The  principal  business   of  Dyscim   Holding Co.,  Inc.  is
                  investment activities and the address of its principal office is P. O. Box 328, 99 Lancaster Street, Stanford, KY 40484.

          (d) During the last five years, Dyscim Holding Co., Inc. has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Dyscim Holding Co., Inc. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dyscim Holding Co., Inc. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          A list of the directors, executive officers and controlling persons of Dyscim Holding Co., Inc., including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

                  All of the directors, executive officers and controlling persons of Dyscim Holding Co., Inc. are citizens of the United States and during the last five years, none of these directors or executive officers or controlling shareholders (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of funds used in making the purchases of the Common Stock by each Reporting Person is as follows:

                                    17 of 30

         First Southern Bancorp, Inc.                 $  1,416,682<F1>
         First Southern Funding, LLC                  $ 13,137,428<F2>
         First Southern Capital Corp., LLC            $  2,339,995
         First Southern Investments, LLC              $    291,000
         Jesse T. Correll                             $  1,239,744<F3>
         Cumberland Lake Shell, Inc.                  $  1,083,753<F3>
         Dyscim Holding, Inc.                         $  1,523,995<F3>
         WCorrell, Limited Partnership                $    800,250<F3>
                  Total                               $ 21,832,847

         Funds used by First Southern Bancorp, Inc.
           to purchase Convertible Notes (including
           accrued interest)                          $  3,108,050

                  Aggregate amount*                   $ 24,940,897

         *Excludes acquisition related expenses.
         <F1> Includes cost of shares of United Income,  Inc. ("UII") which were converted into shares of UTI in the merger of UII into UTI.
         <F2> Includes  $2,792,251,  representing value of shares of North Plaza of Somerset, Inc. exchanged for shares of Common Stock (based on estimated value of approximately $4,000 per share)
         <F3> Representing  value of shares  of North  Plaza of  Somerset,  Inc.
              exchanged for shares of Common Stock (based on estimated value of approximately $4,000 per share)

The total amount used by First Southern Bancorp, Inc. to purchase shares of Common Stock, Convertible Notes and shares of common stock of UII which were converted into Common Stock was $4,524,732.70.

         The Reporting Persons exchanged shares of UII and North Plaza of Somerset, Inc. and employed working capital to make these purchases of the Common Stock, including funds on hand and amounts drawn under existing lines of credit. The lines of credit initially extended by Star Bank, NA, have been refinanced and are currently with National City Bank of Evansville. FSF borrowed $7,991,690 and FSBI borrowed $1,820,775 in making the purchases.

ITEM 4.  PURPOSE OF TRANSACTION


         The purpose of the acquisition of shares of Common Stock is for investment purposes and also for the purpose of acquiring a controlling interest in UTI by Mr. Correll and/or Reporting Persons affiliated with him.

         The Reporting Persons have acquired securities of UTI and intend to acquire additional shares of Common Stock in accordance with and subject to the terms and conditions of (a) the Acquisition Agreement, dated April 30, 1998, between FSF and UTI, as amended May 29, 1998, (b) the Stock Purchase Agreement, dated April 30, 1998, between FSF and Larry E.

                                    18 of 30

Ryherd, (c) the Convertible Note Purchase Agreement, dated April 30, 1998, between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler, and (d) the Option Agreement between FSF and UTI, dated April 30, 1998 (collectively, these agreements are referred to as the "Agreements" and are filed with this Report as Exhibit A and incorporated herein by reference); and pursuant to the Stock Acquisition Agreement dated December 30, 1999, between UTI and the shareholders of North Plaza of Somerset, Inc. (a copy of which is attached as Exhibit I to this Report.). Additional shares of Common Stock that will or may be acquired under these agreements, are as follows:

         1. The $2,560,000 of initial face amount of UTI Convertible Notes purchased pursuant to the Convertible Note Purchase Agreement (included in Exhibit A hereto as Exhibit 1(d) to the Acquisition Agreement), are convertible into 204,800 shares of Common Stock, and, under the Acquisition Agreement, they are required to be converted into shares of the Common Stock on or before July 31, 2000.

         2.   Pursuant to the Option Agreement  (included in Exhibit A hereto as
              Exhibit 1(e) to the Acquisition Agreement), FSF has the option to purchase from UTI shares of common stock of UTI for a purchase price in cash equal to $15 per share, such option to expire on July 1, 2001. The number of shares of Common Stock subject to the Option Agreement shall be that number of shares which, following exercise, and when combined with all of the other shares then owned by FSF and its affiliates, will represent a majority of the then outstanding shares of Common Stock, not to exceed 1,450,000 shares. The maximum number of shares subject to such option shall be reduced by two shares for each share that FSF or its affiliates purchase in private or public transactions subsequent to the closing of the Acquisition Agreement. FSF may assign its right to purchase some or all of the shares subject to the Option Agreement to one or more of its affiliates.

         In addition, one or more of the Reporting Persons have purchased and may from time to time purchase shares of Common Stock in the open market or in privately negotiated transactions depending upon, among other things, market conditions, the market value of the Common Stock and the availability of shares for sale, the Reporting Person's liquidity and availability of funds or other similar factors. The Reporting Persons also, from time to time, will evaluate the structure of their relationship with UTI and the merits of additional investments in UTI which could include acquisitions of additional securities of UTI or a business combination involving UTI and one or more of the Reporting Persons or their affiliates. In any event, FSBI does not presently intend to acquire directly more than 4.9% of the outstanding Common Stock prior to the time that such an acquisition is permissible under the Bank Holding Company Act of 1956, as amended from time to time. FSBI intends to file a declaration to elect the status of a financial holding company so that its acquisition of additional shares of Common Stock will be permissible under the Bank Holding Company Act.

         The Acquisition Agreement between UTI and FSF contained covenants concerning the operation of UTI pending the closing of the transactions contemplated by that agreement, as well as covenants by UTI and FSF following the closing, including the following:

                                    19 of 30

         1. BOARD OF DIRECTORS. UTI has agreed to cause three persons designated by FSF to be appointed to the Board of Directors of UTI effective as of the closing date of the Acquisition Agreement (November 20, 1998). For each of the three annual elections of the UTI Board of Directors following the closing, UTI will cause three persons designated by FSF to be included in the management slate of directors recommended to the UTI shareholders for election to Board membership. UTI will not and will cause the UTI Board of Directors not to take any action that would increase the size of the Board of Directors for such three year period. In addition to the three persons designated, Ward Correll, Jesse Correll's father, is a Director of UTI.

         2. NO ADDITIONAL SHARES. For a period of three years following the closing of the Acquisition Agreement (November 20, 1998), UTI will not and will not permit any UTI affiliate to issue additional shares of capital stock or to issue or agree to issue any option, warrant or other instrument convertible into shares of capital stock without prior written consent of FSF.

         3. UII NOTE AGREEMENT. UTI agreed to cause United Income, Inc. to call, as soon as practicable, all of the United Income, Inc. outstanding convertible debt according to its terms.

         4. REPURCHASE OF SHARES. UTI agreed to purchase for a cash price of $15 per share, the 28,000 shares of Common Stock owned by Universal Guaranty on or before December 31, 1998.

         5. PENDING MERGER. FSF and UTI agreed to proceed with the merger of UTI and United Income, Inc., which became effective July 26, 1999.

         One  or  more  of  the   Reporting   Persons,   directly   or   through
representatives, have a role in the management of UTI through board representation and Mr. Correll serves as chief investment officer for the life insurance subsidiaries of UTI; in addition, he was named Chairman and Chief Executive Officer of UTI, First Commonwealth Corp. and three life insurance subsidiaries of UTI effective March 28, 2000, replacing Larry Ryherd as Chairman and CEO of these companies. As a result, they have the ability to influence UTI and its strategic plans, and may recommend and implement changes in the management and/or the board of directors of UTI and its subsidiaries as they consider appropriate.

         Except as described above, the Reporting Persons do not presently have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of UTI, or the disposition of securities of UTI, (ii) an extraordinary corporate transaction involving UTI or its subsidiaries, (iii) the sale or transfer of a material amount of assets of UTI or its subsidiaries, (iv) a change in the present board of directors or management of UTI, (v) a material change in the present capitalization or dividend policy of UTI, (vi) any other material change in UTI's business or corporate structure, (vii) a change in UTI's charter or bylaws or other actions which may impede the acquisition of control of UTI by any person, (viii) a class of securities of UTI being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(ix) a class of equity securities of UTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a-b) The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:

         REPORTING PERSON                      NUMBER OF SHARES (PERCENT)<F1>
         Jesse T. Correll                        323,999 shares ( 8.16%) <F2>
         First Southern Bancorp, Inc.            330,625 shares ( 7.92%) <F3>
         First Southern Funding, LLC           1,122,396 shares (28.27%) <F4>
         First Southern Capital Corp., LLC       183,033 shares ( 4.61%)
         First Southern Investments, LLC          23,135 shares ( 0.58%)
         Ward F. Correll                          98,523 shares ( 2.48%) <F5>
         WCorrell, Limited Partnership            72,750 shares ( 1.83%) <F2>
         Cumberland Lake Shell, Inc.              98,523 shares ( 2.48%) <F5>
         Dyscim Holding Co., Inc.                138,545 shares ( 3.49%) <F2>
         Total<F6>                             2,081,711 shares (49.86%)

    <F1> Except  for the  percentages  ownership  of FSBI and the  total,  which assume the conversion of the Convertible Notes, the percentage of outstanding shares is based on 3,970,266 shares of Common Stock outstanding.
    <F2> The share  ownership of Mr. Correll  includes  138,545 shares of Common
         Stock held by Dyscim Holding Co., Inc., a Kentucky corporation all of the outstanding shares of which are owned by Mr. Correll, and 72,750 shares of Common Stock held by WCorrell Limited Partnership, a Kentucky limited partnership in which Mr. Correll serves as managing general partner and, as such, has sole voting and dispositive power over the shares of Common Stock held by it.
    <F3> Includes  204,800 shares of Common Stock issuable under the Convertible
         Notes held by FSBI. FSBI intends to file with the Board of Governors of the Federal Reserve System a declaration to elect to be a financial holding company so that it may acquire these shares upon conversion of the Convertible Notes. FSBI cannot convert the notes until such an election is effective.
    <F4> The above amounts do not include additional shares of Common Stock that may be acquired under the Option Agreement as described in Item 4 and incorporated herein by reference. Beneficial ownership of up to 51% of the outstanding Common Stock can be acquired under the Option Agreement. As of March 30, 2000, FSF could acquire a total of 97,083 additional shares of Common Stock under the Option Agreement.
    <F5> Represents  the shares of Common Stock held by  Cumberland  Lake Shell,
         Inc., all of the  outstanding  voting shares of which are owned by Ward
         F. Correll and his wife. As a
         result, Ward F. Correll may be deemed to share the voting and dispositive power over these shares.
    <F6> Mr. Correll, FSBI, FSF, FSI and  FSC  have  agreed  in principle to act together for the purpose of acquiring or holding equity securities of UTI. In addition, because of their relationships with these Reporting Persons, Ward F. Correll, Cumberland Lake Shell, Inc., Dyscim Holding Company, Inc. and WCorrell Limited Partnership may also be deemed to be members of this group. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons. In addition, by virtue of his ownership of voting securities of FSF and FSBI, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by them, and may be deemed to share with them the right to vote and to dispose of such shares. Mr. Correll owns approximately 82% of the outstanding membership interests of FSF; he owns directly approximately 23% and companies he controls own approximately 36% of the outstanding voting stock of FSBI. In addition, he is a manager of First Southern Capital Corp., LLC and First Southern Funding, LLC.


In addition, Allen Denney, a director and officer of Dyscim Holding Co., Inc., owns 5,455 shares of Common Stock, which he acquired on December 31, 1999, in exchange for shares of North Plaza of Somerset, Inc. ($60,000 in the aggregate, based on the estimated value of shares of North Plaza of Somerset, Inc. exchanged, of approximately $4,000 per share).

(c) Effective March 11, 2000, the Bank Holding Company Act of 1956 was amended to permit qualifying bank holding companies to elect the status of a financial holding company and to engage in a broader range of financial activities (including affiliating with insurance companies. FSBI intends to file a declaration to elect the status of a financial holding company. As a result, FSBI may be deemed to have acquired beneficial ownership of the 204,800 shares of Common Stock issuable upon conversion of the Convertible Notes. There have been no other transactions in the Common Stock of the Issuer effected since the most recent filing of an amendment to this Schedule 13D by the Reporting Persons except for the following purchases of shares of Common Stock by FSF, which were effected on the dates and at the prices shown in the following table:


 DATE    SHARES PURCHASED   PRICE PER SHARE            TYPE OF TRANSACTION

1/20/00     8,000 shares   $8.31   broker's transaction

1/21/00       183 shares    8.25   private transaction with 3 UTI shareholders

1/31/00       312 shares    8.25   private transactions with 2 UTI shareholders

2/14/00       437 shares    8.25   private transactions with 7 UTI shareholders

2/15/00     8,500 shares    8.31   broker's transaction

2/18/00       179 shares    8.25   private transactions with 3 UTI shareholders

2/28/00     2,880 shares    8.25   private transactions with 7 UTI shareholders

3/14/00     1,405 shares    8.25   private transactions with 11 UTI shareholders

3/15/00     7,500 shares    8.31   broker's transaction

3/27/00     1,241 shares    8.25   private transactions with 7 UTI shareholders

3/30/00       145 shares    8.25   private transactions with 2 UTI shareholders


ITEM  6:   CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS, OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not amended.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

        The following exhibits are filed with this Schedule 13D:

Exhibit A  Acquisition  Agreement  between FSF and  UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998

Exhibit B  Agreement among Reporting Persons for the filing of a single Schedule
           13D pursuant to Rule 13d-l(f)(l).

Exhibit C  Business Loan Agreement relating to the borrowing of funds by FSF.

Exhibit D  Business Loan Agreement relating to the borrowing of funds by FSBI.

Exhibit E  Agreement of Assignment among the Reporting Persons dated November
           20, 1998.

Exhibit F  Members of First Southern Investments, LLC.

Exhibit G  Letter  of  intent  between  UTI and Mr.  Correll, on  behalf  of the shareholders of North Plaza of Somerset, Inc.

Exhibit H  Promissory note relating to the borrowing of funds by FSF and FSBI.

Exhibit I Stock Acquisition Agreement dated December 30, 1999, between UTI and Shareholders of North Plaza of Somerset, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2000             By:   /S/ JESSE T. CORRELL
                                       Jesse T. Correll
                                       Attorney-in-Fact on behalf of each of the
                                         Reporting Persons*


 * Pursuant to the Agreement among Reporting Persons dated January 7, 2000, for the filing of a single Schedule 13D pursuant to Rule 13d-1-(f)(1), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                                  EXHIBIT INDEX



EXHIBIT NO.       DESCRIPTION


         A* Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto:
              Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph
              H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998

         B* Agreement among Reporting Persons dated January 7, 2000 for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

         C*   Business Loan Agreement relating to the borrowing of funds by FSF

         D* Business Loan Agreement relating to the borrowing of funds by FSBI.

         E* Agreement of Assignment among the Reporting Persons dated November 20, 1998.

         F Directors, officers, members, general partners and controlling persons of Reporting Persons

         G* Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

         H* Promissory note relating to the borrowing of funds by FSF and FSBI.

         I* Stock Acquisition Agreement dated December 30, 1999, between UTG and Shareholders

* Previously filed